XL GENERATION INTERNATIONAL INC.
Sumpfstrasse 32
6304 Zug, Switzerland
Telephone: 4141 723 1090

VIA EDGAR

August 28, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	XL GENERATION INTERNATIONAL INC.
Withdrawal of Registration Statement on Form SB-2, as amended
File No. 333-131009

Ladies and Gentlemen:

The undersigned, as Chairman of the Board of Directors of XL GENERATION INTERNATIONAL INC. (the “Company”), hereby informs the Securities and Exchange Commission (the “Commission”) that the Company has determined, due to market conditions, not to proceed with the registration and offering of shares of its common stock as contemplated in its Registration Statement on Form SB-2 (File No. 333-131009) (the “Registration Statement”). Therefore, the Company hereby requests, pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), that the Commission consent to the withdrawal of the Registration Statement, together with all amendments thereto. This letter will serve to confirm on behalf of the Company that (i) no shares of common stock of the Company have been or will be issued or sold under the Registration Statement and (ii) the Company may undertake a subsequent private offering in reliance on Rule 155(c) promulgated under the Securities Act.

If you have any questions or comments or require further information or documentation regarding the foregoing, please do not hesitate to contact Travis L. Gering, Esq. of Wuersch & Gering LLP, counsel to the Company, at (212) 509-4723.

Very truly yours

/s/ Alexander C. Gilmour
Alexander C. Gilmour
Chairman of the Board of Directors

cc: Wuersch & Gering LLP